UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    April 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated April 16, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: April 16, 2008

Signed: /s/  Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

ESAASE GOLD PROJECT INFILL DRILLING PROGRAM CONTINUES TO SHOW EXCELLENT CONTINUITY TO GOLD MINERALIZATION

Vancouver, BC, April 16, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce the results of 42 new infill drill holes as well as 13 holes drilled to the south of the resource area.  All of the resource holes, excepting those that drilled the footwall zone, had significant mineralized intercepts. Longer intercept highlights included 50 meters of 1.74 g/t Au in hole KER262 and 132 meters of 0.95 g/t Au from drill hole KER296. Shorter, higher grade intercepts include 13 meters of 4.19 g/t Au in KEDD291.

Step out Drill holes located immediately south of the resource zone that give continued good indication of continued resource expansion in this direction include KEDD270, with an intercept of 28 meters @ 1.41 g/t Au and KERC273, with an intercept of 40 meters @ 1.2 g/t Au (please see www.keeganresouces.com for a map showing collar location for all drill holes released.

Keegan has more recently been drilling extensions of the recently discovered D-1 mineralized structure as well as extensions of the A-1 structure to the north.  Results are pending.

Table 1. Initial intercepts from the 2008 infill drill program, Esaase gold deposit

Hole_ID	From (m)	To (m)	Width (m)	grade (g/t Au)	Hole_ID	From (m)	To (m)	Width (m)	grade (g/t Au)
resource infill holes					resource area infill holes
KERC041	126	146	20	0.87	KERC290	2	14	12	1.43
KEDD162	12	24	12	0.94	KERC290	34	92	58	1.17
KEDD162	112	127	15	0.73	KEDD291	41	54	13	4.19
KEDD162	166	183	16	1.23	including	42.9	44	1.1	33.2
KEDD162	194	205	11	0.9	KEDD291	63	72	9	1.12
KERC164	46	60	14	0.91	KERC292	24	83	59	1
KERC164	90	99	9	0.99	including	24	25	1	26.4
KERC164	129	147	18	0.97	KERC293	12	52	40	0.81
KERC164	166	180	14	0.7	KERC294	9	36	27	0.94
KEDD165	88	100	12	1.34	KERC295	67	82	15	1.19
KEDD165	153	173	20	1.3	including	67	68	1	14.71
including	158	159	1	12.36	KERC295	107	120	13	0.81
KEDD165	184	214	30	0.75	KERC295	145	175	30	1.34
KEDD166	83	95	12	1.08	KERC296	2	134	132	0.95
KEDD166	268	274	5	1.5	KEDD297	32	57	25	0.99
KEDD167	46	120	74	0.68	KEDD297	88	105	17	0.81
KEDD167	182	208	26	0.6	KEDD297	118	128	10	1.41
KEDD167	250	257	7	1.06	KEDD297	140	156	16	1.23
KEDD168	131	164	33	0.79	KERC298	64	74	10	1.41
KEDD168	240.2	274	33.8	1.7	KERC298	109	115	6	2.47
including	241.2	242.3	1.1	31.9	including	114	115	1	13.85
and	261	262	1	10.1	KERC299	136	151	15	0.76
KEDD169	117	131	14	1.21	KERC299	197	257	60	1.21
KEDD169	206	236	30	0.91	KERC300	132	148	16	0.98
including	235	236	1	10.2	KERC300	217	238	21	1.05
KEDD169	286	299	13	1.23	KERC301	49	54	5	4.32
KEDD170	0	15	15	1.05	including	49	50	1	18.4
KEDD170	52	72	20	0.95	KERC301	73	87	14	1.29
KEDD170	140	151	11	0.64	including	83	84	1	11.5
KEDD170	188	198	10	2.62	KERC301	83	111	28	1.61
including	192.3	192.6	1.3	20.8	including	83	84	1	11.5
KERC259	no significant intercepts (drilled footwall)				KERC301	127	157	30	0.63
KERC261	8	72	64	1.18	KERC301	185	200	15	0.9
KERC261	133	143	10	1.3	KERC304	142	148	6	1.9
KERC262	44	66	22	1.39	KERC304	179	204	25	1.79
KERC262	148	179	31	1.43	including	186	187	1	21.2
KERC262	83	133	50	1.74	KERC304	269	297	28	1.15
including	115	116	1	66.68	KERC304	249	260	11	1.3
KERC263	39	101	62	0.56	Southern Extension Holes
KEDD269	57	108	51	1.22	KEDD231	158	193	35	1
KEDD269	135	158	23	0.91	KEDD250	73	125	52	0.77
KERC274	9	27	18	0.78	KEDD251	79	91	12	1.07
KERC274	53	77	24	1.06	KEDD252	81	108	27	0.75
KERC275	6	33	27	0.88	KEDD252	138	163	25	0.63
KERC275	49	88	39	0.75	KERC253	no significant intercepts (drilled footwall)
KERC276	48	99	51	1.19	KEDD254	39	48	9	1
KERC277	9	31	22	1.09	KEDD255	105	113	8	1.24
KERC278	0	117	117	0.86	KEDD255	144	149	5	1.58
including	23	24	1	24.1	KEDD255	161	172	11	0.88
and	45	46	1	12.9	KEDD256	130	140	10	1.94
KERC279	38	53	15	0.87	KEDD257	169	178	9	1.19
KERC280	53	63	10	0.9	KEDD258	103	109	6	2.08
KERC281	15	27	12	0.9	KEDD258	122	134	12	1.02
KERC281	93	152	59	1.01	KEDD270	57	63	6	1.04
including	93	94	1	21.27	KEDD270	76	104	28	1.41
KERC282	no significant intercepts (drilled footwall)				including	83	84	1	15.25
KERC283	99	109	10	1.9	KERC271	no significant intercepts
KERC285	no significant intercepts (drilled footwall)				KERC272	9	15	6	2.04
KERC286	no significant intercepts (drilled foot wall)				KERC272	48	58	10	1.08
KERC287	no significant intercepts (drilled footwall)				KERC272	75	87	12	0.95
KERC288	1	8	8	1.01	KERC273	12	24	12	0.63
KERC288	104	110	6	1.15	KERC273	48	88	40	1.2
KERC289	31	57	26	1.05
KERC289	87	114	27	0.84

President and CEO Dan McCoy states: "We are pleased to see the strength of the system illustrated through the continuity of gold mineralization and additional good results occurring to the south.  The combination of moderately dipping geometry, favorable topographic expression, positive metallurgy, continual growth of the known mineralized system, and identification of high grade zones to the south and north, all provide very good indications for a considerable large resource amenable to modern open pit mining and beneficiation techniques."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts reported have a minimum of 0.6 g/t Au and generally exceed 10 meters in width reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources: Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or mail to:info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

KEEGAN RESOURCES INC.

Location Map for Esaase Drill holes

Focused Exploration Providing Growth

N
0
250
500
meters
KERC262
KERC261
KERC263
KERC301
KERC298
KERC295
KEDD297
KERC296
KERC292
KERC293
KERC294
KERC300
KERC299
KERC304
KEDD167
KEDD168
KEDD169
KERC164
KEDD165
KEDD162
KEDD166
KEDD170
KERC290
KERC282
KERC283
KERC288
KERC289
KERC259
KERC281
KERC280
KERC276
KEDD269
KERC287
KERC286
KERC285
KERC279
KERC278
KERC277
KERC275
KERC274
KERC273
KERC272
KEDD251
KEDD250
KEDD270
KEDD271
KEDD258
KEDD257
KEDD256
KEDD231
KEDD252
KEDD255
KEDD254
KERC253
LEGEND
Intercepts released
Assays Pending
Previously Released
South Extension Mineralized Envelope
South Extension with Grade-Width < than 35 g/t meter
Currently Defined Resource Area (43-101 compliant)
Esaase Concession